FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2019

Commission File Number: 001-12440

Enel Américas S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐  No  ☒

Enel Américas S.A. (“Enel Américas”) is filing this Report on Form 6-K (this “Report”) to furnish (i) the audited financial statements of Eletropaulo Metropolitana Eletricidade de São Paulo S.A. as of December 31, 2017 and for the year ended December 31, 2017 required by Rule 3-05 of Regulation S-X and (ii) the unaudited pro forma combined financial information of Enel Américas for the year ended December 31, 2017 required by Article 11 of Regulation S-X, as exhibits to this Report, which exhibits shall be incorporated by reference into the Registration Statement on Form F-3 of Enel Américas (Registration No. 333-214079), as amended, and any registration statement of Enel Américas under the Securities Act of 1933, as amended, if so specified in any such registration statement.

Exhibits

99.1

Financial Statements of Eletropaulo Metropolitana Eletricidade de São Paulo S.A. as of December 31, 2017 (audited) and 2016 (unaudited) and for the years ended December 31, 2017 (audited) and 2016 (unaudited).

99.2	Unaudited Pro Forma Combined Financial Information of Enel Américas S.A. for the year ended December 31, 2017.

99.3	Consent of Ernst & Young Auditores Independentes S.S., independent auditors (Eletropaulo Metropolitana Eletricidade de São Paulo S.A.).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By:	/s/ Aurelio Bustilho de Oliveira
	Name:	Aurelio Bustilho de Oliveira
	Title:	Chief Financial Officer

Date: June 14, 2019